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11021819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

PROCESSING
RECEIVED
JUN 0 8 2011
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65859~~ 8-26726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Midkiff & Stone Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4808 Palmetto
(No. and Street)

Bellaire (City) | Texas (State) | 77401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mick Midkiff | (713) 667-2902 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 400 (Address) | **Austin** (City) | **Texas** (State) | **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Mick Midkiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Midkiff & Stone Capital Group, Inc.**, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MIDKIFF & STONE CAPITAL GROUP, INC.

Financial Statements and Supplementary Schedule
March 31, 2011

(With Independent Auditors' Report Thereon)

MIDKIFF & STONE CAPITAL GROUP, INC.
Index to Financial Statements and Supplemental Schedule
March 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Midkiff & Stone Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Midkiff & Stone Capital Group, Inc. (the Company) as of March 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midkiff & Stone Capital Group, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Houston, Texas
May 25, 2010

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

Midkiff and Stone Capital Group, Inc.
Statement of Financial Condition
March 31, 2011

ASSETS	
Cash	$ 2,178
Accounts receivable	4,923
Investments, at market value	175,062
Advances to shareholder	38,444
Clearance account	10,006
TOTAL ASSETS	$ 230,613
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 48,383
Deferred federal income tax payable	28,606
Commissions payable to shareholder	3,094
Total liabilities	80,083
Stockholders' Equity	
Common stock, no par value; 5,000 shares authorized, 300 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	135,530
Total stockholders' equity	150,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 230,613

The accompanying notes are an integral part of these financial statements.

Midkiff and Stone Capital Group, Inc.
Statement of Operations
March 31, 2011

REVENUES	
Securities commissions	$ 169,429
Mutual fund sales and underwriting	25,313
Securities - gain/(loss)	56,795
Investment advisory	40,476
Dividends and interest	1,474
Total revenues	293,487
EXPENSES	
Commission	88,410
Salaries	73,132
Rental expense - related party	5,160
Regulatory fees	13,868
Payroll Taxes	5,595
Employee benefits	6,635
Other expenses	850
Auto	3,853
Office expenses	5,251
Professional fees	4,870
Pension expense	18,283
Total expenses	225,907
Net income before provision for income tax	67,580
Income tax expense	16,895
NET INCOME	$ 50,685

The accompanying notes are an integral part of these financial statements.

Midkiff and Stone Capital Group, Inc.
Statement of Changes in Stockholders' Equity
March 31, 2011

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance March 31, 2010	300	$ 1,000	$ 14,000	$ 84,845	$ 99,845
Net income	-	-	-	50,685	50,685
Balance March 31, 2011	300	$ 1,000	$ 14,000	$ 135,530	$ 150,530

The accompanying notes are an intregal part of these financial statements.

Midkiff and Stone Capital Group, Inc.
Statement of Cash Flows
March 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ 50,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Changes in:	
Receivable from clearing broker-dealer	(1,134)
Investments	(33,375)
Accounts payable and other liabilities	44,754
Deferred income tax	16,645
Commissions payable	(48,702)
Net cash provided by operating activities	28,873
Cash flows from investing activities:	-
Cash flows from financing activities:	
Advances to shareholder	(26,812)
Net cash used in financing activities	(26,812)
Net increase in cash	2,061
Cash at beginning of year	117
Cash at end of year	$ 2,178
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an intregal part of these financial statements.

MIDKIFF & STONE CAPITAL GROUP, INC.
Notes to the Financial Statements
March 31, 2011

Note 1 - Nature of Business

Midkiff & Stone Capital Group, Inc. was incorporated and commenced operations on April 23, 1981. Midkiff & Stone is engaged in investment banking, brokerage and investment research activities and is a member of the Financial Industry Regulatory Authority (FINRA). Midkiff & Stone operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. Customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Investments

Marketable securities consist of publicly traded securities. Dividends are recorded on the ex-dividend date. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at market value.

Cash Equivalents

For purposes of the statement of cash flows, Midkiff & Stone considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received monthly in arrears and are recognized as earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. In 2011 and 2010, federally insured limits on accounts covered by the Federal Deposit Insurance Corporation ("FDIC") were $250,000 until December 31, 2013 after which the limit will return to $100,000. At various times during 2010, the Company had cash and cash equivalents balances in excess of the then current federally insured limits. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations

Customer Funds

Midkiff & Stone is approved to sell private securities and limited partnership interests but is not approved to hold customer funds on account.

Income Taxes

Midkiff & Stone accounts for income taxes in accordance with FASB ACS 740 – *Income Taxes*. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on Midkiff & Stone generating sufficient taxable income in future years.

Note 3 - Impact of recently issued accounting standards

The Company has assessed the recently issued or proposed accounting standards from the Financial Accounting Standards Board or other standards-setting bodies. They are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Fair Value of Financial Instruments

Midkiff & Stone's financial instruments consist of cash, receivables, investments in marketable securities and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

As defined in FASB ACS 820 – Fair Value Measurements & Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). FASB ACS 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three

levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by FASB ACS 820 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to Midkiff & Stone for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. Midkiff & Stone's Level 1 assets include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth Midkiff & Stone's assets that are measured at fair value on a recurring basis as of March 31, 2011:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Equity securities and funds	$ 151,734	$ 151,734	$ -	$ -
Mutual funds	13,328	13,328	-	-
Corporate bonds	10,000	-	10,000	-
Total assets	$ 175,062	$ 165,062	$ 10,000	$ -

Note 5 - Pension and Profit-Sharing Plan

Midkiff & Stone has a money purchase plan in effect covering substantially all employees and may make annual contributions to the plan up to 25% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year. This money purchase plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. The money purchase plan expense for the year ended March 31, 2011 was $18,283.

Midkiff & Stone has a profit-sharing plan in effect covering substantially all employees and may make annual contributions to the plan up to 15% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year. Profit-sharing expense for the year ended March 31, 2011 was $-0-.

Note 6 - Net Capital Requirements

Midkiff & Stone is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2011, Midkiff & Stone had net capital and net capital requirements, as defined, of $76,603 and $5,000, respectively. Midkiff & Stone's aggregate indebtedness to net capital ratio was 0.94 to 1.

Note 7 - Commitments and Contingencies

Included in Midkiff & Stone's clearing agreement contains an indemnification clause. This clause relates to instances where Midkiff & Stone's customers fail to settle security transactions. In the event this occurs, Midkiff & Stone will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2011, management of Midkiff & Stone had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Midkiff & Stone currently leases office space on a month-to-month basis from its majority shareholder.

Note 8 - Related Party Transactions

At March 31, 2011, Midkiff & Stone had the following related party account balances:

Description		2011
Advances to shareholders	$	38,444
Commission payable to shareholder	$	3,094

Advances to shareholders are due on demand and earn interest at a rate commiserate with the money market rate the Company earns on cash.

Midkiff & Stone had the following related party transactions reflected in the statements of operations and cash flows for the years ended March 31, 2011:

Description		2011
Commission expense	$	88,410
Lease expense to shareholder	$	5,160

MIDKIFF & STONE CAPITAL GROUP, INC.
Notes to the Financial Statements
March 31, 2011 & 2010
(Continued)

Note 9 - Income Taxes

Midkiff & Stone's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to the net income before income taxes due primarily to the application of the surtax exemption.

The following table is a reconciliation of the statutory to the effective tax rate presented in these financial statements:

Description	Amount
Tax provision at statutory rates	$ 22,977
Impact of surtax exemption	6,082
Tax provision	$ 16,895

Midkiff & Stone is subject to state income tax in Connecticut. In Texas, Midkiff & Stone is subject to the Texas margin tax, which is calculated as a percentage of Midkiff & Stone's taxable margin, as defined by law, rather than on net income.

Note 10 - Subsequent Events

Midkiff & Stone has evaluated the impact of subsequent events on these financial statements through May 27, 2011.

Schedule I

MIDKIFF & STONE CAPITAL GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2011

Total stockholders' equity qualified for net capital	$ 150,530
Deductions and/or charges	
Non-allowable assets:	43,367
Total deductions and/or charges	43,367
Net capital before haircuts on securities	107,163
Haircuts on securities	(30,560)
Net capital	$ 76,603
Aggregate indebtedness	
Accounts payable and other liabilities	$ 71,957
Total aggregate indebtedness	$ 71,957
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 71,603
Ratio of aggregate indebtedness to net capital	0.94

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2011 as reported by Midkiff & Stone Capital Group, Inc. on un-amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Midkiff Stone & Capital Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Midkiff Stone & Capital Group, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

Houston, Texas
May 27, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Midkiff Stone & Capital Group, Inc.:

In planning and performing our audit of the financial statements of Midkiff Stone & Capital Group, Inc. (the Company) as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan

Houston, Texas
May 27, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MIDKIFF & STONE CAPITAL GROUP, INC.

Financial Statements and Supplementary Schedule
March 31, 2011

(With Independent Auditors' Report Thereon)